    As filed with the Securities and Exchange Commission on April 28, 2000
                                                Registration No. 333-___________

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM S-8

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

    CROSS TIMBERS OIL COMPANY                       HUGOTON ROYALTY TRUST
   (Exact name of co-registrant                  (Exact name of co-registrant
   as specified in its charter)                  as specified in its charter)

             Delaware                                       Texas
  (State or other jurisdiction of             (State or other jurisdiction of
   incorporation or organization)               incorporation or organization)

            75-2347769                                   58-6379215
(I.R.S. Employer Identification No.)        (I.R.S. Employer Identification No.)

   810 Houston Street, Suite 2000,             810 Houston Street, Suite 2000,
        Fort Worth, Texas                            Fort Worth, Texas
      (Address of Principal                        (Address of Principal
       Executive Offices)                            Executive Offices)
             76102                                         76102
           (Zip Code)                                    (Zip Code)

           CROSS TIMBERS OIL COMPANY 1998 ROYALTY TRUST OPTION PLAN
                           (Full title of the plan)

       Mr. Bob R. Simpson                       Mr. Frank G. McDonald
  810 Houston Street, Suite 2000           810 Houston Street, Suite 2000
     Fort Worth, Texas  76102                 Fort Worth, Texas  76102
(Name and address of agent for service)  (Name and address of agent for service)
         (817) 870-2800                              (817) 870-2800
  (Telephone number, including                (Telephone number, including
area code, of agent for service)            area code, of agent for service)

                                  __________
                                   Copy to:

                          KELLY, HART & HALLMAN, P.C.
                          201 Main Street, Suite 2500
                           Fort Worth, Texas  76102
                        Attn: F. Richard Bernasek, Esq.

                        Calculation of Registration Fee


Title of securities to     Amount to be     Proposed maximum offering price    Proposed maximum aggregate     Amount of registration
 be registered            registered (1)             per unit (2)                    offering price                  fee (2)
------------------------------------------------------------------------------------------------------------------------------------
Hugoton Royalty             1,216,423                 $9.03125                      $10,985,820.22                 $2,900.26
Trust units of                 units
beneficial interest
------------------------------------------------------------------------------------------------------------------------------------
Resale of Trust Units          73,684                 $9.03125                      $   665,458.63                    175.68
                               units
------------------------------------------------------------------------------------------------------------------------------------
---------------
(1)  Pursuant to Rule 416(a), the number of trust units registered hereunder includes such indeterminate number of additional units of the specified trust as may be offered or issued to prevent dilution resulting from unit splits, unit dividends or similar transactions.

(2)  Computed pursuant to Rule 457(c) and (h) based on the average of the high and low prices on April 20, 2000.
------------------------------------------------------------------------------------------------------------------------------------

                                    PART I

             INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

     The documents containing the information specified in the instructions to
Part I of the Registration Statement on Form S-8 will be sent or given to participants of the Plan as required by Rule 428(b)(1) of the Securities Act of 1933. As permitted by the instructions to Part I of the Registration Statement on Form S-8, these documents are not filed with this Registration Statement.

                               EXPLANATORY NOTE

     Included on the immediately following pages is a "reoffer prospectus." The selling unitholder can use this document in connection with the reoffer and resale of restricted securities.

                              REOFFER PROSPECTUS


                             Hugoton Royalty Trust

                              73,684 Trust Units


     Larry B. McDonald may offer and sell up to 73,684 units of beneficial interest in the Hugoton Royalty Trust, a trust formed by Cross Timbers Oil Company. Cross Timbers issued the units to Mr. McDonald pursuant to his exercise of options granted to him under Cross Timbers' 1998 Royalty Trust Option Plan. The number of units may change as a result of a unit split, dividend or similar transactions involving the units. Neither Cross Timbers nor the trust will receive any of the proceeds from any sales of these units by Mr. McDonald.

     The Trust Units. Trust units are units of beneficial ownership of the trust and represent undivided interests in the trust. They do not represent any interest in Cross Timbers.

     The Trust. The trust owns net profits interests in principally natural gas producing properties owned by Cross Timbers and located in the Hugoton area of Kansas and Oklahoma, the Anadarko Basin of Oklahoma and the Green River Basin of Wyoming. The net profits interests entitle the trust to receive 80% of the net proceeds from the sale of production from these oil and natural gas properties.

     The Trust Unitholders. Trust unitholders receive monthly distributions of cash that the trust receives for its net profits interests from the sale of oil and natural gas produced from the underlying properties.

     The trust units are traded on the New York Stock Exchange under the symbol "HGT." On April 25, 2000, the last reported sale price of the units on the NYSE was $9.4375 per unit.

     The principal executive offices of the trust and Cross Timbers are at 810 Houston Street, Suite 2000, Fort Worth, Texas 76102, and our telephone number is
(817) 870-2800.

     Investing in the trust units involves certain risks. You should carefully consider the risk factors beginning on page 3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                 The date of this prospectus is April 28, 2000.

                               TABLE OF CONTENTS

Risk Factors............................................................... 3
Forward-Looking Statements................................................. 7
Where You Can Find More Information........................................ 7
Hugoton Royalty Trust ..................................................... 9
Cross Timbers Oil Company.................................................. 9
Description of Trust Units................................................. 10
Use of Proceeds............................................................ 12
Selling Unitholder......................................................... 12
Plan of Distribution....................................................... 12
Experts.................................................................... 13

                                 RISK FACTORS

Trust Distributions Are Sensitive to Changing Oil and Natural Gas Prices

     The trust's monthly cash distributions are highly dependent upon the prices realized from the sale of oil and, in particular, natural gas. Oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond the control of the trust and Cross Timbers. These factors include, among others:

  .  weather conditions;

  .  the supply and price of foreign oil and natural gas;

  .  the level of consumer product demand;

  .  worldwide economic conditions;

  .  political conditions in the Middle East;

  .  the price and availability of alternative fuels;

  .  the proximity to, and capacity of, transportation facilities; and

  .  worldwide energy conservation measures.

     Moreover, government regulations, such as regulation of natural gas transportation and price controls, can affect product prices in the long term.

     Lower oil and natural gas prices may reduce the amount of oil and natural gas that is economic to produce and reduce net profits available to the trust. In addition, the volatility of energy prices reduces the accuracy of estimates of future cash distributions to trust unitholders.

     Oil prices were depressed in 1998 because of reduced demand created by the Asian economic downturn without a corresponding decrease in oil production. In 1999, oil prices began a recovery as OPEC member countries curtailed production. Members of OPEC met on March 27-28, 2000 and agreed to increase production by 7%. Because of increased summer demand, increased production is not expected to substantially increase domestic inventories until fourth quarter 2000. The timing of an increase in oil demand and the ability or willingness of OPEC to maintain export levels are uncertain.

Trust Distributions Are Affected by Production and Development Costs

     Production and development costs on the underlying properties are deducted in the calculation of the trust's share of net proceeds. Accordingly, higher or lower production and development costs will directly decrease or increase the amount received by the trust for its net profits interests.

     If development and production costs of underlying properties located in a particular state exceed the proceeds of production from the properties, the trust will not receive net proceeds for those properties until future proceeds from production in that state exceed the total of the excess costs plus accrued interest during the deficit period. Development activities may not generate sufficient additional revenue to repay the costs.

Trust Reserve Estimates Are Uncertain

     The value of the trust units will depend upon, among other things, the reserves attributable to the trust's net profits interests. Estimating reserves is inherently uncertain. Ultimately, actual production, revenues and expenditures for the underlying properties will vary from estimates, and those variations could be material. Petroleum engineers consider many factors and make assumptions in estimating reserves. Those factors and assumptions include:

  . historical production from the area compared with production rates from other producing areas;

  .  the assumed effect of governmental regulation; and

  . assumptions about future commodity prices, production and development costs, severance and excise taxes, and capital expenditures.

Changes in these assumptions can materially change reserve estimates.

     The trust's reserve quantities and revenues are based on estimates of reserves and revenues for the underlying properties. The method of allocating a portion of those reserves to the trust is complicated because the trust holds an interest in net profits and does not own a specific percentage of the oil and natural gas reserves.

Production Risks Can Adversely Affect Trust Distributions

     The occurrence of drilling, production or transportation accidents at any of the underlying properties will reduce trust distributions by the amount of uninsured costs. These accidents may result in personal injuries, property damage, damage to productive formations or equipment and environmental damages. Any uninsured costs would be deducted as a production cost in calculating net proceeds payable to the trust.

The Trust Does Not Control Operations and Development

     Neither the trustee nor the trust unitholders can influence or control the operation or future development of the underlying properties. Cross Timbers is unable to significantly influence the operations or future development of the underlying properties that it does not operate, which contain about 10% of the proved reserve value of all underlying properties.

     The current operators of the underlying properties, including Cross Timbers, are under no obligation to continue operating the properties. Cross Timbers can sell any of the underlying properties that it operates and relinquish the ability to control or influence operations. Neither the trustee nor trust unitholders have the right to replace an operator.

Cross Timbers May Transfer or Abandon Underlying Properties

     Cross Timbers may at any time transfer all or part of the underlying properties. You will not be entitled to vote on any transfer, and the trust will not receive any proceeds of the transfer. Following any significant transfer, the underlying properties will continue to be subject to the net profits interests of the trust, but the net proceeds from the transferred property would be calculated separately and paid by the transferee. The transferee would be responsible for all of Cross Timbers' obligations relating to calculating, reporting and paying to the trust 80% of net profits on that portion of the underlying properties, and Cross Timbers would have no continuing obligation to the trust for those properties.

     Cross Timbers or any transferee may abandon any well or property if it reasonably believes that the well or property can no longer produce in commercially economic quantities. This could result in termination of the net profits interest relating to the abandoned well.

Net Profits Interests Can Be Sold or The Trust May Be Terminated

     The trustee must sell the net profits interests if the holders of 80% or more of the trust units approve the sale or vote to terminate the trust. The trustee must also sell the net profits interests if the annual gross proceeds from the underlying properties are less than $1 million for each of two consecutive years. Sale of all the net profits interests will terminate the trust. The net proceeds of any sale will be distributed to the trust unitholders.

Cross Timbers' Disposal of Its Remaining Trust Units May Temporarily Reduce the Trust Unit Market Price

     Cross Timbers currently owns 57.3% of the trust units. Cross Timbers has granted options to its executive officers to purchase $12 million of its retained trust units at $9.50, including the units covered by this prospectus. It may use some or all of the remaining trust units it owns for a number of corporate purposes, including:

     .    selling them for cash; and

     . exchanging them for interests in oil and natural gas properties or securities of oil and natural gas companies.

     If Cross Timbers sells additional trust units or exchanges trust units in connection with acquisitions or if Cross Timbers executives acquire trust units upon exercise of options, then additional trust units will be available for sale in the market. Although Cross Timbers expects these additional trust units will increase market liquidity, the sale of additional trust units may also temporarily reduce the market price of the trust units.

Cross Timbers May Enter Into Contracts That Are Not Negotiated in Arm's-Length Transactions

     Cross Timbers and some of its affiliates receive payments under existing contracts for services relating to the underlying properties. Payments to Cross Timbers and its affiliates will be deducted in determining net proceeds payable to the trust. This will reduce the amounts available for distribution to the trust unitholders. These payments will include:

     . reimbursements to Cross Timbers for production and development costs to operate wells;

     . payments to Cross Timbers' affiliates for marketing, processing and transportation services, from which Cross Timbers netted approximately $875,000 in 1999; and

     . overhead fees to operate the underlying properties, including engineering, accounting and administrative functions, which were approximately $6.8 million in 1999.

     Cross Timbers believes that the terms of these contracts are competitive with those that could be obtained from unrelated third parties. Cross Timbers is permitted under the conveyance agreements creating the net profits interests to enter into new marketing, processing and transportation contracts without any negotiations or other involvement by independent third parties. Provisions in the conveyance agreements, however, require that:

     . future contracts with affiliates relating to marketing, processing or transportation of oil and natural gas cannot materially exceed charges prevailing in the area for similar services; and

     . future oil and natural gas sales contracts with affiliates must provide that the affiliates retain not more than 2% of the proceeds from the sale of production by the affiliates.

Cross Timbers May Have Interests That Are Different From Yours

     Because Cross Timbers has interests in oil and natural gas properties not included in the trust, Cross Timbers may have interests that are different from yours. For example,

     . in setting budgets for development and production expenditures for Cross Timbers' properties, including the underlying properties, Cross Timbers may make decisions that could adversely affect future production from the underlying properties; these decisions could include reducing development expenditures on underlying properties, which could cause oil and natural gas production to decline at a faster rate and result in lower future trust distributions;

     . Cross Timbers could continue to operate an underlying property and continue to earn an overhead fee even though abandonment of the property might result in more net profits being available to trust unitholders; and

     . Cross Timbers could decide to sell or abandon some or all of the underlying properties, and that decision may not be in the best interests of the trust unitholders; for example, Cross Timbers might sell some or all of the underlying properties to a third party who could reduce development expenditures on those properties, or Cross Timbers might abandon a marginal well that otherwise would continue to produce a net profit to the trust.

     Except for specified matters that require approval of the trust unitholders under the trust indenture, the documents governing the trust do not provide a mechanism for resolving these conflicting interests.

Trust Unitholders Will Have Limited Voting Rights

     Your voting rights as a trust unitholder are more limited than those of stockholders of most public corporations. For example, there is no requirement for annual meetings of trust unitholders or for an annual or other periodic re-election of the trustee. Additionally, trust unitholders have no voting rights in Cross Timbers and therefore will have no ability to influence its operations of the underlying properties.

Trust Unitholders Will Have Limited Ability to Enforce Rights

     The trust indenture and related trust law permit the trustee and the trust to sue Cross Timbers or any other future owner of the underlying properties to honor the net profits interests. If the trustee does not take appropriate action to enforce provisions of the net profits interests, your recourse as a trust unitholder would likely be limited to bringing a lawsuit against the trustee to compel the trustee to take specified actions. You probably would not be able to sue Cross Timbers or any future owner of the underlying properties.

Limited Liability of Trust Unitholders is Uncertain

     Texas law is not clear whether a trust unitholder could be held personally liable for the trust's liabilities if those liabilities exceeded the value of the trust's assets. Cross Timbers believes it is highly unlikely the trust could incur such excess liabilities, but we cannot assure you that such liabilities will not occur.

Cross Timbers' Liability to the Trust is Limited

     The net profits interest conveyance provides that Cross Timbers will not be liable to the trust for performing its duties in operating the underlying properties as long as it acts in good faith.

Trust Assets are Depleting Assets

     The net proceeds payable to the trust are derived from the sale of depleting assets. Accordingly, the portion of the distributions to trust unitholders attributable to depletion may be considered a return of capital. The reduction in proved reserve quantities is a common measure of the depletion. Future maintenance and development projects on the underlying properties will affect the quantity of proved reserves. The timing and size of these projects will depend on the market prices of oil and natural gas. If operators of the properties do not implement additional maintenance and development projects, the future rate of production decline of proved reserves may be higher than the rate currently expected by Cross Timbers. For federal income tax purposes, depletion is reflected as a deduction.

                          FORWARD-LOOKING STATEMENTS

     Some statements contained in or incorporated into this prospectus relate to future development activities and costs, and other statements contained in this prospectus are prospective and constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors over which we have no control that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Forward-looking statements are based on our projections and estimates at the time they were made and are often, but not always, identified by words or phrases such as "expects," "intends," "plans," " projects," "anticipates," "believes," "estimates," and similar words. The most significant risks, uncertainties and other factors that could cause actual results to differ materially are discussed under "Risk Factors" above.

                      WHERE YOU CAN FIND MORE INFORMATION

     Both the trust and Cross Timbers file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You can read and copy any document filed by either entity at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may request copies of these documents, upon payment of a duplicating fee, by writing the SEC at the address in the previous sentence. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The trust's and Cross Timbers' SEC filings are also available on the SEC's Website at "http://www.sec.gov."

     We have filed a registration statement (of which this prospectus is a part) under the Securities Act of 1933 with the SEC with respect to the securities being offered. This prospectus does not contain all of the information set forth in the registration statement. We have omitted information as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of this contract or other document filed as an exhibit to the registration statement. Each statement made in this prospectus is qualified in all respects by the contents of the exhibits and schedules to the registration statement.

     The SEC allows us to "incorporate by reference" information from other documents that we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

     (a) The trust's Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

     (b) "Item 1. Description of Registrant's Securities to be Registered" in the trust's Registration Statement on Form 8-A (Commission File No. 001-10476) describing the Trust Indenture and trust units, as filed with the Securities and Exchange Commission on January 13, 1999 pursuant to the Securities Exchange Act of 1934;

     (c) Cross Timbers' Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

     (d)  Cross Timbers' Current Report on Form 8-K filed on March 9, 2000; and

     (e)  all other documents filed by the trust and Cross Timbers pursuant to
          Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to termination of this offering.

     You may request a copy of any of these documents, except exhibits to the documents (unless the exhibits are specifically incorporated by reference), at no cost, by writing or telephoning us at the following address:

                           Cross Timbers Oil Company
                        Attention:  Investor Relations
                        810 Houston Street, Suite 2000
                           Fort Worth, Texas  76102
                                (817) 870-2800

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone else to provide you with different information.

                             Hugoton Royalty Trust

     Cross Timbers formed the trust in December 1998, and conveyed to the trust net profits interests in oil and natural gas producing properties. We refer to Cross Timbers' interests in these properties as the underlying properties.

     The net profits interests entitle the trust to receive 80% of net proceeds from the sale of oil and natural gas from the underlying properties. Each month Cross Timbers collects cash received from the sale of production and deducts property and production taxes, development and production costs and overhead. For distributions paid to trust unitholders through April 2000, net proceeds from the sale of natural gas from the underlying properties corresponding to those distributions will be computed differently. They will be computed on the basis of gross proceeds calculated each month as the greater of either a realized price of $2.00 per Mcf multiplied by the amount of natural gas production, or the amount received by Cross Timbers from actual sales of natural gas production.

     Net proceeds payable to the trust depend upon production quantities, sales prices of oil and natural gas and costs to develop and produce the oil and natural gas. If at any time costs should exceed gross proceeds, neither the trust nor the trust unitholders would be liable for the excess costs. However, the trust would not receive any net proceeds until future net proceeds exceed the total of those excess costs, plus interest at the prime rate.

     Cross Timbers calculates the net proceeds from the underlying properties separately for each of the states where they are located. Any excess costs for underlying properties in one state will not reduce net proceeds calculated for properties in another state.

     Cross Timbers does not expect future production costs for the underlying properties to change significantly as compared to recent historical costs. It expects the level of development costs to decline significantly as compared to recent historical amounts.

     The trust will make monthly distributions of substantially all of its income to holders of its trust units. On your federal income tax returns, you will be required to include your proportionate share of trust net income. In addition, you will be entitled to claim a depletion deduction and a small tax credit relating to production from the underlying properties. The deductions and credits will permit you to defer or reduce taxes on a significant portion of the income you receive from the trust.

                           Cross Timbers Oil Company

     Cross Timbers is a leading United States independent energy company. We acquire, develop, and explore oil and natural gas properties, and produce, process, market and transport oil and natural gas. We have consistently increased our proved reserves, production and cash flow since we started our operations in 1986. Our growth has come primarily through acquisition of reserves, followed by aggressive development activities and the purchase of additional interests in or near our existing reserves. Our oil and gas fields generally tend to have long remaining reserve lives and predictable production profiles based on well-established production histories. Our properties are concentrated in:

     .    the Permian Basin of West Texas and New Mexico;
     .    the Hugoton area of Kansas and Oklahoma;
     .    the Anadarko Basin of Oklahoma;
     .    the Green River Basin of Wyoming;
     .    the San Juan Basin of northwestern New Mexico;
     .    the East Texas Basin of Texas and Louisiana;

     .    the Middle Ground Shoal Field in Alaska's Cook Inlet; and
     .    the Arkoma Basin of Arkansas and Oklahoma.

     Cross Timbers is a Delaware corporation. Our principal executive offices are at 810 Houston Street, Suite 2000, Fort Worth, Texas 76102, and our telephone number is (817) 870-2800.

                          DESCRIPTION OF TRUST UNITS

     Each trust unit is an undivided share of the beneficial interest in the trust. Each trust unitholder has the same rights regarding each of his trust units as every other trust unitholder has regarding his units. The trust has 40,000,000 trust units outstanding. The trust units are traded on the New York Stock Exchange under the symbol "HGT".

Distribution and Income Calculations

     The trustee determines the amount to be distributed to unitholders each month by totaling royalty income, interest income and other cash receipts, and subtracting liabilities paid and adjustments in cash reserves established by the trustee. The resulting amount is distributed to unitholders of record generally within 10 business days after the monthly record date, the last business day of the month.

     Royalty income received by the trustee is equal to the net proceeds received in the prior month by the owners of the underlying properties, multiplied by 80%. Net proceeds are the gross proceeds received from the sale of production from the underlying properties, less applicable costs. Such costs generally include applicable taxes, transportation, legal and marketing charges, production costs, development and drilling costs, and overhead.

Transfer of Trust Units

     Trust unitholders may transfer their trust units by sending their trust unit certificate to the trustee along with a transfer form that is properly completed. The trustee will not require either the transferor or transferee to pay a service charge for any transfer of a trust unit. The trustee may require payment of any tax or other governmental charge imposed for a transfer. The trustee may treat the owner of any trust unit as shown by its records as the owner of the trust unit. The trustee will not be considered to know about any claim or demand on a trust unit by any party except the record owner. A person who acquires a trust unit after any monthly record date will not be entitled to the distribution relating to that monthly record date. Texas law will govern all matters affecting the title, ownership, warranty or transfer of trust units.

Periodic Reports

     The trustee will mail to trust unitholders quarterly reports showing the assets, liabilities, receipts and disbursements of the trust for each quarter except the fourth quarter. No later than 120 days following the end of each year, the trustee will mail to the trust unitholders an annual report containing audited financial statements of the trust.

     The trustee will file all required trust federal and state income tax and information returns. The trustee will prepare and mail to trust unitholders quarterly and annually reports that trust unitholders need to correctly report their share of the income and deductions of the trust. Each trust unitholder and his representatives may examine, for any proper purpose, the records of the trust and the trustee during reasonable business hours.

Liability of Trust Unitholders

     The trustee must ensure that all contractual liabilities of the trust are limited to the assets of the trust. The trustee will be liable for its failure to do so. Texas law is unclear whether a trust unitholder would be responsible for a liability that exceeds the net assets of the trust and the trustee. Because of the value and passive nature of the trust assets and the restrictions in the indenture on the power of the trustee to incur liabilities, Cross Timbers believes it is unlikely that a trust unitholder would incur any liability from the trust based on its ownership of trust units.

Voting Rights of Trust Unitholders

     Trust unitholders have more limited voting rights than those of stockholders of most public corporations. For example, there is no requirement for annual meetings of trust unitholders or for annual or other periodic re-election of the trustee.

     The trustee or trust unitholders owning at least 15% of the outstanding trust units may call meetings of trust unitholders. Meetings must be held in Fort Worth, Texas. The trustee must send written notice of the time and place of the meeting and the matters to be acted upon to all of the trust unitholders at least 20 days and not more than 60 days before the meeting. Trust unitholders representing a majority of trust units outstanding must be present or represented to have a quorum. Each trust unitholder is entitled to one vote for each trust unit owned.

     Unless otherwise required by the trust indenture, a matter is approved by the vote of a majority of the trust units held by the trust unitholders at a meeting where there is a quorum. This is true even if a majority of the total trust units did not approve it. The affirmative vote of the holders of 80% of the outstanding trust units is required to:

     .    terminate the trust;

     .    amend the trust indenture; or

     . approve the sale of all or any material part of the assets of the trust.

     The trustee must consent before all or any part of the trust assets can be sold except in connection with the termination of the trust or limited sales directed by Cross Timbers in conjunction with its sale of underlying properties. The trustee may be removed, with or without cause, by the vote of the holders of a majority of the outstanding trust units.

Comparison of Trust Units and Common Stock

     You should be aware of the following ways in which an investment in trust units is different from an investment in common stock of a corporation.

-------------------------------------------------------------------------------------------------------------
                                 Trust Units                                    Common Stock
-------------------------------------------------------------------------------------------------------------
Voting          Limited voting rights.                         Corporate statutes provide specific voting
                                                               rights to stockholders on electing directors
                                                               and major corporate  transactions.
-------------------------------------------------------------------------------------------------------------
Income Tax      The trust is not subject to income tax;        Corporations are taxed on  their income, and
                trust unitholders are directly subject to      their stockholders are taxed on dividends.
                income tax on their proportionate shares of
                trust net income, adjusted for tax
                deductions.
-------------------------------------------------------------------------------------------------------------
Distributions   Substantially all trust income is              Stockholders receive dividends at the
                distributed to trust unitholders.              discretion of the board of directors.
-------------------------------------------------------------------------------------------------------------
Business and    Interest is limited to specific assets with    A corporation conducts an active business for
Assets          a finite economic life.                        an unlimited term and can reinvest its
                                                               earnings and raise additional capital to
                                                               expand.
-------------------------------------------------------------------------------------------------------------
Limited         Texas law and the laws of other states do      Corporate laws provide that a stockholder is
Liability       not specifically provide for limited           not liable for the obligations and
                liability of trust unitholders. However, due   liabilities of the corporation, subject to
                to the size and nature of the trust assets,    limited exceptions.
                liability in excess of the trust
                unitholders' investment is extremely
                unlikely.
-------------------------------------------------------------------------------------------------------------
Fiduciary       Trustee has a fiduciary duty to trust          Officers and directors have a fiduciary duty
Duties          unitholders, but Cross Timbers does not.       of loyalty to stockholders and a duty to use
                                                               due care in management and administration of
                                                               a corporation.
-------------------------------------------------------------------------------------------------------------

PRICE RANGE OF TRUST UNITS

     Since the initial public offering of the trust on April 8, 1999, the trust units have been traded on the New York Stock Exchange under the symbol "HGT." The following table sets forth, for the periods indicated, the high and low sales prices for the units as reported by the NYSE:

--------------------------------------------------------------------------------------------------------------
                                                                       PRICE RANGE OF UNITS
--------------------------------------------------------------------------------------------------------------
                       1999                                     HIGH                          LOW
--------------------------------------------------------------------------------------------------------------
Second Quarter                                                 10.875                        9.500
--------------------------------------------------------------------------------------------------------------
Third Quarter                                                  10.563                        9.688
--------------------------------------------------------------------------------------------------------------
Fourth Quarter                                                 10.250                        7.875
--------------------------------------------------------------------------------------------------------------
First Quarter 2000 (through April 25, 2000)                     9.563                        7.625
--------------------------------------------------------------------------------------------------------------

     On April 25, 2000, the last reported sale price for the units on the NYSE was $9.4375 per unit.

                                USE OF PROCEEDS

     We are registering the units offered by this prospectus for the account of Larry McDonald. Mr. McDonald will be entitled to all of the proceeds from any sales of these units. Neither Cross Timbers nor the trust will receive any part of the proceeds from any sales of these units by Mr. McDonald.

                               SELLING UNITHOLDER

     Larry B. McDonald is Senior Vice President - Operations of Cross Timbers. As of the date of this prospectus he owned 73,684 trust units, and he may offer and sell part or all of his trust units pursuant to this prospectus.

                             PLAN OF DISTRIBUTION

     Larry McDonald may offer and sell the trust units covered by this prospectus from time to time in one or more transactions (which may involve block transactions) on the New York Stock Exchange or other securities exchange or in transactions otherwise than on those exchanges or in any combination of transactions. Sales may be effected at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

     Mr. McDonald may sell trust units to or through broker-dealers in transactions involving one or more of the following:

     . a block trade in which the broker-dealer attempts to sell the trust units as agent but, to facilitate the transaction, may position and resell a portion of the block as principal,
     .    an underwritten public offering,
     . purchases by a broker-dealer as principal and resale by the broker-dealer for its own account or
     . ordinary brokerage transactions in which the broker-dealer solicits purchases.

     Broker-dealers participating in the distribution of units may be deemed to be underwriters under the Securities Act of 1933, and any discounts or commissions received by the broker-dealers and any profit on the resale of the units may be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

     Any of the trust units covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under that Rule rather than pursuant to this prospectus.

     Upon notification by Larry McDonald of any material arrangement to sell trust units through a secondary distribution, or a purchase by a broker-dealer, Cross Timbers and the trust will file a supplement to this prospectus, if required, to disclose among other things the names of the broker-dealers, the number of trust units involved, the price at which the units will be sold and the commissions paid or the discounts or concessions allowed to the broker-dealers.

                                    EXPERTS

     The financial statements included in the trust's and Cross Timbers' Annual Report on Form 10-K for the year ended December 31, 1999 are incorporated by reference herein. Such financial statements have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports dated March 1, 2000, and March 17, 2000, and are incorporated by reference herein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     Cross Timbers' and the trust's Annual Report on Form 10-K for the year ended December 31, 1999 include oil and gas reserve information summarized from reports prepared or reviewed by Miller and Lents, Ltd. We have incorporated this reserve information into this prospectus by reference in reliance upon such reports given upon the authority of said firm as experts in matters contained in the reports.

                                    PART II

              INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


Item 3.  Incorporation of Documents by Reference.

     The following documents and all documents subsequently filed by Cross Timbers Oil Company ("Cross Timbers" or the "Company") and Hugoton Royalty Trust (the "Trust") pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 prior to the filing of a post-effective amendment to the Registration Statement which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and shall be deemed to be a part hereof from the date of the filing of such documents:

(a) The trust's Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

(b) Cross Timbers' Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

(c)  Cross Timbers' Current Report on Form 8-K filed on March 9, 2000; and

(d) Item 1. Description of Registrant's Securities to be Registered" in the Trust's Registration Statement on Form 8-A (Commission File No. 001-10476) describing the Trust Indenture and Trust units, as filed with the Securities and Exchange Commission on January 13, 1999 pursuant to the Securities Exchange Act of 1934.

Item 4.  Description of Securities.

         Not Applicable.

Item 5.  Interests of Named Experts and Counsel.

         Not Applicable.

Item 6.  Indemnification of Directors and Officers.

     Section 6.02 of the Trust Indenture provides that the Trustee will be indemnified by the Trust estate against and from any and all liability, expense, claims, damages or loss incurred by it individually or as Trustee in administration of the Trust and the Trust estate, or in the doing of any act done or performed or omission occurring on account of it being Trustee, except for any liability, expense, claims, damages or loss for fraud or for acts and omissions in bad faith.

     Section 145 of the Delaware General Corporation Law, pursuant to which the Company is incorporated, provides that a Delaware corporation shall have the power to indemnify anyone made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually or reasonably incurred by him in connection with such action, suit or proceeding if (i) he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company; (ii) with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful; and (iii) a determination of indemnification is made (a) by a majority vote of the directors who were not parties to such action, suit or proceeding, even though less than a quorum, or by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (b) by independent legal counsel in a written opinion if a quorum of directors is not obtainable or a quorum of disinterested directors so directs, or (c) by the stockholders. In the event of a threatened, pending or completed action or suit by or in the right of the Company to procure judgment in their favor, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. To the extent that a director, officer, employee or agent of the Company has been successful in the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Article Nine of the Company's Certificate of Incorporation permits the Company to indemnify its present or former directors, officers, employees or agents or any person who served or is serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the full extent permitted by the laws of the State of Delaware, and Section 7.9 of the Company's Bylaws generally provides that the Company shall indemnify its officers, agents and directors to the full extent permitted by Delaware law.

     With respect to insurance coverage of the Company's officers and directors against liabilities which they may incur in their capacities as such, Section 145 of the Delaware General Corporation Law permits the Company to purchase and maintain insurance on behalf of its officers, directors, employees, or agents against any liabilities asserted against or incurred by such persons in any such capacity, or arising out of their status as such, whether or not the Company would have the power to indemnify such person against such liabilities. The Company currently has such insurance coverage for its officers and directors.

Item 7.  Exemption from Registration Claimed.

     On July 2, 1999, Cross Timbers issued 73,684 trust units to Larry B. McDonald pursuant to the exercise of an option granted under the 1998 Royalty Trust Option Plan. The unit certificate issued to Mr.

McDonald contained legends identifying the units as restricted securities. The 73,684 units of restricted securities that are offered for resale by Mr. McDonald pursuant to this registration statement and the reoffer prospectus filed as a part hereof were deemed to be exempt from the registration requirements of the Securities Act of 1933, pursuant to Section 4(2) of the Securities Act of 1933, as transactions by an issuer not involving a public offering.

Item 8.  Exhibits.

     Exhibit Number              Description
     --------------              -----------


     4.1 Cross Timbers Oil Company 1998 Royalty Trust Option Plan (incorporated by reference to Exhibit B to the Company's Proxy Statement filed on April 24, 1998)
     4.2 Form of grant under Cross Timbers Oil Company 1998 Royalty Trust Option Plan (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31,
          1999)
     5.1 Opinion of Frank G. McDonald, Vice President and General Counsel of Cross Timbers regarding the legality of the units
     23.1 Consent of Arthur Andersen LLP
     23.2 Consent of Miller & Lents, Ltd.
     24.1 Power of attorney (contained on the signature page to this Registration Statement)

Item 9.  Undertakings.

     The undersigned registrant hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions summarized under Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on April 28, 2000.

                                    CROSS TIMBERS OIL COMPANY

                                    By:  /s/  BOB R. SIMPSON
                                        ----------------------------------------
                                    Bob R. Simpson, Chairman of the Board and
                                    Chief Executive Officer

                                    HUGOTON ROYALTY TRUST

                                    By: CROSS TIMBERS OIL COMPANY

                                        By:  /s/  BOB R. SIMPSON
                                            ------------------------------------
                                            Bob R. Simpson, Chairman of the
                                            Board and Chief Executive Officer


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bob R. Simpson, Steffen E. Palko and Louis G. Baldwin, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                                     Title                                Date
             ---------                                     -----                                ----

/s/ BOB R. SIMPSON                    Chairman of the Board; Chief Executive               April 28, 2000
------------------------------------  Officer; Director (Principal Executive Officer)
Bob R. Simpson

/s/ STEFFEN E. PALKO                  Vice Chairman; President; Director                   April 28, 2000
------------------------------------
Steffen E. Palko

/s/ LOUIS G. BALDWIN                  Executive Vice President; Chief Financial            April 28, 2000
------------------------------------  Officer (Principal Financial Officer)
Louis G. Baldwin

/s/ J. LUTHER KING, JR.               Director                                             April 28, 2000
------------------------------------
J. Luther King, Jr.

/s/ JACK P. RANDALL                   Director                                             April 28, 2000
------------------------------------
Jack P. Randall

/s/ SCOTT G. SHERMAN                  Director                                             April 28, 2000
------------------------------------
Scott G. Sherman

/s/ BENNIE G. KNIFFEN                 Senior Vice President; Controller (Principal         April 28, 2000
------------------------------------  Accounting Officer)
Bennie G. Kniffen

                                 EXHIBIT INDEX

     Exhibit Number             Description
                                -----------

     5.1 Opinion of Frank G. McDonald, Vice President and General Counsel of Cross Timbers regarding the legality of the units
     23.1 Consent of Arthur Andersen LLP
     23.2 Consent of Miller & Lents, Ltd.
     24.1 Power of attorney (contained on the signature page to this Registration Statement)